Credit Suisse Institutional Fund Inc. - International Focus Portfolio

Obtaining control of Credit Suisse Institutional Fund Inc. -
International Focus Portfolio:

As of October 31, 2003, BOARD OF TRUSTEES GEN EMPLOYEES
RET SYSTEM CITY OF FT LAUDERDALE GEN RET PLAN ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 1,675,652.667 shares of the Fund, which represented 29.55% of the outstanding shares of the Fund. As a result of NORTHERN TRUST COMPANY TTEE FBO TYCO INTERNATIONAL LTD (the only other "Shareholder" beneficially owning more than 25% of the Fund) redeeming shares BOARD OF TRUSTEES GEN EMPLOYEES RET SYSTEM CITY OF FT LAUDERDALE GEN RET PLAN beneficially owned more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.


Ceasing control of Credit Suisse Institutional Fund Inc. -
International Focus Portfolio:

As of October 31, 2003, NORTHERN TRUST COMPANY TTEE FBO TYCO INTERNATIONAL LTD ("Shareholder") owned 7,825,292.398 shares of the Fund, which represented 43.10% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 8,070,636.156 shares on June 15, 2004 (the "Transaction").

It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.